

Bryan Schroeder · 3rd

Director, Global Marketing Solutions at Meta

San Jose, California, United States · Contact info

500+ connections

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Meta

California State University, Fresno

About

Bryan is an experienced Product leader with over 20 years of achievements in Product Marketing, Product Management, Strategy and Finance. He has spent well over a decade in digital media, building organizations and advertising solutions that deliver value for marketers. As the Director of Global Marketing Solutions at Meta, Bryan leads a talented team of Sales and Consultancy Professionals that sell and deliver Facebook's advertis ...see more

Activity

1,080 followers

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Bryan Schroeder commented on a post · 2mo

Congrats Amanda!

290   41 comments

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Experience


Meta
9 yrs 2 mos

Director, Global Marketing Solutions
Mar 2015 - Present · 7 yrs 3 mos
Menlo Park, CA

Product Marketing Director, Data & Audience Targeting
Apr 2013 - Feb 2015 · 1 yr 11 mos
United States


Board Member
Bee
Oct 2021 - Present · 8 mos


Yahoo!, Inc.
10 yrs 3 mos

Senior Director, Global Ad Product Marketing & Solutions
Oct 2010 - Mar 2013 · 2 yrs 6 mos
Sunnyvale, CA

Led a team that specialized in identifying and deploying advertising solutions that addressed marketer's brand and performance objectives; spanning across the areas of audience targeting, data dri ...see more

Director, Ad Product Marketing
Sep 2007 - Feb 2011 · 3 yrs 6 mos

Responsible for the development and launch of Audience Match, an audience targeting solution designed to help advertisers reach their offline audiences on Yahoo!. Audience Match gives advertisers ...see more

Sr. Manager, Business Management
Jan 2005 - Aug 2007 · 2 yrs 8 mos

Responsible for defining the monetization strategy of Community products and the execution of this strategy through internal development and external partnerships. ...see more

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Senior Business Analyst
Palm, Inc.
Feb 2000 - Jan 2003 · 3 yrs

Developed Worldwide unit revenue and margin plans and forecasts for the SG Sales Organization. Primary interface between regional controllers, sales Vice Presidents & Directors, and Global ...see more


Financial Analyst
3Com Corporation
Mar 1998 - Feb 2000 · 2 yrs

Conducted financial forecasting, analysis, and management reporting for the corporate controller and CFO of the company. Responsible for the analysis of divisional sales, cost, & inventory trends ...see more

Education


California State University, Fresno
BS, Business Administration: Finance
1993 - 1997
Activities and societies: Kappa Sigma, Pi Sigma Epsilon, Phi Kappa Phi

Graduated Cum Laude and was awarded the CSUF Dean's List 7 of 8 semesters. President of Pi Sigma Epsilon (Business fraternity specializing in sales and marketing)

Skills

Product Marketing · 44

 Endorsed by Dave Chiang and 11 others who are highly skilled at this

 Endorsed by 4 colleagues at Meta

Strategic Partnerships · 31

 Endorsed by Alex Boesenberg and 4 others who are highly skilled at this

 Endorsed by 19 colleagues at Yahoo

Online Advertising · 30

 Endorsed by Bryon Morse and 6 others who are highly skilled at this

 Endorsed by 2 colleagues at Meta

Show all 22 skills →

Recommendations

Received   Given

 **Shane Wiley** · 3rd
Former Chief Privacy Officer (RETIRED)
July 23, 2012, Shane worked with Bryan but on different teams

Bryan is one of the most dedicated, clear and forward thinkers I've had the opportunity to work with at Yahoo!. Bryan and his team have developed industry-leading, cutting-edge ad targeting products in the world - all while balancing the quality and volume needs of customers with consumer privacy concerns. Once Bryan understands the policy and legal cornerstones for any topic he is able to quickly (...see more

 **David Kopp** · 2nd
Experienced consumer healthcare CEO, advisor and Board Member. Most recently: CEO @ Healthline Media creating 5X PE investor return in under 4 years.
January 27, 2012, David managed Bryan directly

Bryan did remarkable work during my tenure. His product marketing skills are fantastic -- one of the best people at understanding a market fully: the opportunity, the players and the target customers. He designed a set of products for us which were differentiated, hugely successful (in a crowded market) and just plain innovative in their design and capabilities. He has remarkable market perspective, s ...see more

 **Lee Clancy** · 3rd
SVP, Product & Growth at Prosus and Naspers, a global Internet investor & operator
January 18, 2008, Lee worked with Bryan on the same team

Bryan is an engaging, polished business professional who brings a positive enthusiasm to everything he does. I worked closely with Bryan when he helped drive various initiatives to grow revenue and improve monetization of Yahoo! Groups' 100M+ users. During that effort, Bryan was strong at both high-level planning and strategy as well as roll-up-your-sleeves-and-make-it-happen execution. Import ...see more

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Patents

System and method for Targeting users for content delivery
US US2011/0191185 A1 · Issued Jan 1, 2011

(See patent)

Targeted In-group advertising
US US2009/0070204 A1 · Issued Jan 1, 2009

(See patent)

Interests

Influencers   Companies   Groups   Schools

 **Ray Dalio** in · 3rd
Founder, Co-Chief Investment Officer, and
Member of the Bridgewater Board
2,387,431 followers